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                                                                   EXHIBIT 23.1



The Board of Directors
FSC Semiconductor Corporation

We consent to the incorporation by reference in registration statements (Nos. 333-35347 and 333-58603) on Form S-8 of FSC Semiconductor Corporation of our report dated February 24, 1999, with respect to the statements of net assets (liabilities) of the Power Device Business of Samsung Electronics Co., Ltd. as of December 31, 1998 and December 31, 1997, and the related statements of operations and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 1998, which report appears in the Form 8-K/A of FSC Semiconductor Corporation dated June 28, 1999.

/s/ Samil Accounting Corporation

Seoul, Korea
June 28, 1999